IC PLACES, INC	5428 South Bracken Court
Winter park, FL 32792

T 321-251-5045
Sambliss@icplaces.com

www.icplaces.com

August 8th 2008
Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Dear Mr. Ownings:

Today IC Places, Inc. is filing its amendment number 3 through the Edgar System in response to your Comment Letter dated August 6th 2008. In our amended filing we have addressed and complied with each comment.

Also per your letter I affirm that I understand that we will be effective 60 days from our initial filing date and will be subject to reporting requirements even if we do not clear comments.

I would like to affirm each revision per your comments as follows.

Number 3 - Management Team Comment:
This has been amended by removing editorial comments.

Number 4 - Number of Shares Outstanding:
This has been amended to reflect the correct share amount.

Number 5 - Exhibits:
Bylaws have been added as an exhibit.

In our amendment we have removed the statement of risk do to data used from 3rd parties and government entities. There are no longer risks associated with 3rd party suppliers. We have changed this by performing these services for ourselves rather than hiring others to do so. This Risk has been removed for the Risk Section.

By acquiring the assets of bridger web we have eliminated the need for outside 3rd parties to help us keep pace with technology. This has been removed from the risk section.

Under Securities Breach in Risk Section. We have removed this risk because we do not store or transmit any sensitive personal information.

We have now attached the Bridger Web agreement as an exhibit.

Number 6

The interim financial statement was and still is within the filing amendment 2 and now within amendment 3. It can be found listed as “FINANCIAL INFORMATION FOR SIX MONTHS ENDING JUNE 30, 2008” on page 16.

Number 7

It appears the my Title is missing below my name on previous filings this has been corrected in Amendment 3

The spelling of my last name “Samblis” has been corrected.

Thank you for your assistance with our filings.

Sincerely yours,

Steven Samblis
President

IC Places, Inc.